UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Paul A. Jorge

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Name of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,876,829

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,876,829

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,876,829

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.8%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 58,351,326 shares of Common Stock issued and outstanding, including (a) 45,851,326 shares of Common Stock issued and outstanding as of November 2, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2020, and (b) 12,500,000 shares of Common Stock sold by the Issuer on February 5, 2021 in a public offering pursuant to a shelf registration statement on Form S-3 of the Issuer (Registration No. 333-225828) (the “Offering”). Does not include 1,875,000 shares of Common Stock subject to a 30-day over-allotment option granted by the Issuer to the underwriters in connection with the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,774,980(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,774,980(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,980

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.0%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Based on 58,351,326 shares of Common Stock issued and outstanding, including (a) 45,851,326 shares of Common Stock issued and outstanding as of November 2, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC on November 6, 2020, and (b) 12,500,000 shares of Common Stock sold by the Issuer on February 5, 2021 in the Offering. Does not include 1,875,000 shares of Common Stock subject to a 30-day over-allotment option granted by the Issuer to the underwriters in connection with the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: Cresta Greenwood, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 134,422

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 134,422

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 134,422

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Based on 58,351,326 shares of Common Stock issued and outstanding, including (a) 45,851,326 shares of Common Stock issued and outstanding as of November 2, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC on November 6, 2020, and (b) 12,500,000 shares of Common Stock sold by the Issuer on February 5, 2021 in the Offering. Does not include 1,875,000 shares of Common Stock subject to a 30-day over-allotment option granted by the Issuer to the underwriters in connection with the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: TTBR Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 171,100

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 171,100

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Based on 58,351,326 shares of Common Stock issued and outstanding, including (a) 45,851,326 shares of Common Stock issued and outstanding as of November 2, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC on November 6, 2020, and (b) 12,500,000 shares of Common Stock sold by the Issuer on February 5, 2021 in the Offering. Does not include 1,875,000 shares of Common Stock subject to a 30-day over-allotment option granted by the Issuer to the underwriters in connection with the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: TRBRJR Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 171,100

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 171,100

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%(1)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	Based on 58,351,326 shares of Common Stock issued and outstanding, including (a) 45,851,326 shares of Common Stock issued and outstanding as of November 2, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC on November 6, 2020, and (b) 12,500,000 shares of Common Stock sold by the Issuer on February 5, 2021 in the Offering. Does not include 1,875,000 shares of Common Stock subject to a 30-day over-allotment option granted by the Issuer to the underwriters in connection with the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: The Rowling Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 512,820

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 512,820

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,820

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9%(1)

14.	Type of Reporting Person (See Instructions) OO (Private Charitable Foundation)

(1)	Based on 58,351,326 shares of Common Stock issued and outstanding, including (a) 45,851,326 shares of Common Stock issued and outstanding as of November 2, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC on November 6, 2020, and (b) 12,500,000 shares of Common Stock sold by the Issuer on February 5, 2021 in the Offering. Does not include 1,875,000 shares of Common Stock subject to a 30-day over-allotment option granted by the Issuer to the underwriters in connection with the Offering.

CUSIP No. 665531109

1.	Name of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,414,262(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,414,262(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,414,262(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.8%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 95,523 shares of Common Stock issuable upon conversion of 21,894 shares of the Issuer’s 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) held by Mr. Rowling, which is based on an initial conversion rate of 4.363 shares of Common Stock per share of Series A Preferred Stock, subject to adjustment as provided in the Certificate of Designations of the Series A Preferred Stock filed with the Secretary of State of the State of Delaware on November 22, 2019, as amended.

(2)	Based on (a) 58,351,326 shares of Common Stock issued and outstanding, including (i) 45,851,326 shares of Common Stock issued and outstanding as of November 2, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC on November 6, 2020, and (ii) 12,500,000 shares of Common Stock sold by the Issuer on February 5, 2021 in the Offering (does not include 1,875,000 shares of Common Stock subject to a 30-day over-allotment option granted by the Issuer to the underwriters in connection with the Offering), and (b) 95,523 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Mr. Rowling, as computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC (“Cresta Greenwood”) and Robert B. Rowling (“Mr. Rowling”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015, Amendment No. 3 filed on January 15, 2016, Amendment No. 4 filed on January 22, 2016, Amendment No. 5 filed on February 5, 2016, Amendment No. 6 filed on February 16, 2016, Amendment No. 7 filed on February 24, 2016, Amendment No. 8 filed on August 11, 2016, Amendment No. 9 filed on January 27, 2017, Amendment No. 10 filed on October 20, 2017, Amendment No. 11 filed on November 14, 2017, Amendment No. 12 filed on February 5, 2018, Amendment No. 13 filed on April 6, 2018, Amendment No. 14 filed on May 18, 2018, Amendment No. 15 filed on November 16, 2018, Amendment No. 16 filed on February 21, 2020, Amendment No. 17 filed on March 2, 2020, and Amendment No. 18 filed on March 12, 2020 (the “Schedule 13D”) is hereby amended and supplemented as set forth below by this Amendment No. 19 to the Schedule 13D filed by TRT Holdings, Cresta Investments, Cresta Greenwood, Mr. Rowling, TTBR Investments LLC (“TTBR”), TRBRJR Investments LLC (“TRBRJR”), and The Rowling Foundation (the “Foundation,” and collectively with TRT Holdings, Cresta Investments, Cresta Greenwood, Mr. Rowling, TTBR and TRBRJR, the “Reporting Persons”).

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of TRT Holdings, reference is made to Attachment 1, which is incorporated herein by reference. For information required by Instruction C to Schedule 13D with respect to the executive officers and manager of Cresta Greenwood, reference is made to Attachment 3, which is incorporated herein by reference. The information required by Instruction C to Schedule 13D with respect to the executive officer and manager of Cresta Investments, the sole member and executive officers of TTBR, and the sole member and executive officers of TRBRJR remains unchanged from the information previously included as Attachments 2, 4, and 5, respectively, to Amendment No. 16 to the Schedule 13D, which was filed on February 21, 2020. Mr. Rowling, as trustee, has sole voting and investment power with respect to the shares of Common Stock held by the Foundation, and there are no other persons for whom information is required to be disclosed by Instruction C to Schedule 13D with respect to the Foundation.

Subsequent to the most recent filing on Schedule 13D by the Reporting Persons, the Issuer effected a 1-for-10 reverse stock split of its issued and outstanding shares of Common Stock (the “Reverse Split”), as reported in the Current Report on Form 8-K of the Issuer dated September 18, 2020. As a result of the Reverse Split, the conversion rate for the Issuer’s outstanding Series A Preferred Stock was proportionately adjusted so that each share of Series A Preferred Stock became convertible into 4.363 shares of Common Stock (previously it was 43.63 shares of Common Stock). The information contained in this Amendment No. 19 to Schedule 13D and the attachments hereto, including the number of shares acquired and beneficially owned by the Reporting Persons, gives effect to the Reverse Split.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented with the following:

(a), (b), (c) and (f):

The Foundation

The Foundation is a private charitable foundation established under the laws of the State of Texas pursuant to a Declaration of Trust dated September 6, 2005. The Foundation’s principal business is engaging in charitable activities as permitted by Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Its principal business address is 4001 Maple Ave., Suite 600, Dallas, Texas 75219.

(d) and (e):

During the last five years, neither the Foundation nor Mr. Rowling (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

On February 5, 2021, Mr. Rowling purchased 512,821 shares of Common Stock and the Foundation purchased 512,820 shares of Common Stock for a purchase price of $9.75 per share from the underwriters in a public offering by the Issuer pursuant to a shelf registration statement on Form S-3 of the Issuer (Registration No. 333-225828) (the “Offering”). Mr. Rowling paid an aggregate purchase price of approximately $5,000,005, using his personal funds, and the Foundation paid an aggregate purchase price of approximately $4,999,995, using its working capital, for such shares.

Subsequent to the most recent filing on Schedule 13D by the Reporting Persons, from March 16, 2020 through the close of business on April 1, 2020, Cresta Investments acquired 187,786 shares of Common Stock for an aggregate purchase price of approximately $1,331,486, which includes commissions, using the working capital of Cresta Investments.  All of such shares were acquired in the open market on the NYSE American. On December 18, 2020, Cresta Investments distributed to Mr. Rowling, without consideration, the 21,894 shares of Series A Preferred Stock held by it.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a)              At the close of business on February 5, 2021, the Reporting Persons beneficially owned, in the aggregate, 10,414,262 shares of Common Stock, which constitute approximately 17.8% of the outstanding Common Stock, of which: (i) TRT Holdings beneficially owned 6,876,829 shares of Common Stock held directly by TRT Holdings, which constitute approximately 11.8% of the Common Stock outstanding; (ii) Cresta Investments beneficially owned 1,774,980 shares of Common Stock held directly by Cresta Investments, which constitute approximately 3.0% of the Common Stock outstanding; (iii) Cresta Greenwood beneficially owned 134,422 shares of Common Stock held directly by Cresta Greenwood, which constitute approximately 0.2% of the Common Stock outstanding; (iv) TTBR beneficially owned 171,100 shares of Common Stock held directly by TTBR, which constitute approximately 0.3% of the Common Stock outstanding; (v) TRBRJR beneficially owned 171,100 shares of Common Stock held directly by TRBRJR, which constitute approximately 0.3% of the Common Stock outstanding; (vi) the Foundation owned 512,820 shares of Common Stock held directly by the Foundation, which constitute approximately 0.9% of the Common Stock outstanding; and (vii) Mr. Rowling beneficially owned all 10,414,262 shares of Common Stock, consisting of (A) the shares of Common Stock held directly by TRT Holdings, Cresta Investments, Cresta Greenwood, TTBR, TRBRJR and the Foundation (as set forth above), (B) 677,488 shares of Common Stock held by himself, individually, and (C) 95,523 shares of Common Stock issuable upon conversion of 21,894 shares of Series A Preferred Stock held by himself, individually, which, in the aggregate, constitute approximately 17.8% of the outstanding Common Stock (in each case, based on 58,351,326 shares of Common Stock issued and outstanding, including (i) 45,851,326 shares of Common Stock issued and outstanding as of November 2, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC on November 6, 2020, and (ii) 12,500,000 shares of Common Stock sold by the Issuer on February 5, 2021 in the Offering, which does not include 1,875,000 shares of Common Stock subject to a 30-day over-allotment option granted by the Issuer to the underwriters in connection with the Offering). Mr. Rowling beneficially owns the shares of Common Stock held directly by TRT Holdings due to his ownership of all of the shares of Class B Common Stock of TRT Holdings. Mr. Rowling beneficially owns the shares of Common Stock held directly by Cresta Investments and Cresta Greenwood due to his direct and indirect ownership of 100% of the ownership interests in such entities. Mr. Rowling beneficially owns the shares of Common Stock held directly by TTBR and TRBRJR due to his status as trustee of the direct owner of 100% of the ownership interests in TTBR and TRBRJR. Mr. Rowling beneficially owns the shares of Common Stock held directly by the Foundation due to his status as trustee of the Foundation. Neither Mr. Rowling nor any Reporting Person other than the Foundation has any pecuniary interest in the shares of Common Stock held by the Foundation.

(b)              Each of the Reporting Persons, either directly or indirectly, may be deemed to have sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by them in Item 5(a).

(c)              The table below specifies the date, amount and price per share of shares of Common Stock purchased by the Reporting Persons during the past 60 days. All purchases reflected in the table below were made from the underwriters in the Offering at the public offering price.

Reporting Person	Purchase Date	Number of Shares	Price Per Share
Mr. Rowling	02/05/2021	512,821	$9.75
The Foundation	02/05/2021	512,820	$9.75

On December 18, 2020, Cresta Investments distributed to Mr. Rowling, without consideration, the 21,894 shares of Series A Preferred Stock held by it.

(d)              No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported in Item 5(a).

(e)              Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Offering, TRT Holdings entered into a letter agreement with the Issuer and the underwriters for the Offering (the “Lock-Up Agreement”) pursuant to which TRT Holdings agreed, subject to certain limited exceptions, that for a period ending 90 days after the public offering date set forth in the final prospectus used to sell Common Stock in the Offering, TRT Holdings and entities within its control will not, directly or indirectly, without first obtaining the written consent of the representative of the underwriters, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock. TRT Holdings, Cresta Investments and Mr. Rowling also waived certain registration and notice rights under a Registration Rights Agreement dated as of May 15, 2018 among the Issuer and certain of its securityholders with respect to the Offering.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which has been filed as an exhibit to this Amendment No. 19 to Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit 1	Joint Filing Agreement pursuant to Rule 13d-1(k).

Exhibit 99.4	Lock-Up Agreement dated February 3, 2021, among TRT Holdings, the Issuer and BofA Securities, Inc., on behalf of the Underwriters.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of February 8, 2021

TRT Holdings, Inc.

By:	/s/ T. Blake Rowling
	Name:	T. Blake Rowling
	Title:	President

Cresta Investments, LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Secretary

Cresta Greenwood, LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Secretary

TTBR Investments LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Vice President

TRBRJR Investments LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Vice President

The Rowling Foundation

By:	/s/ Robert B. Rowling
	Name:	Robert B. Rowling
	Title:	Trustee

/s/ Robert B. Rowling
Robert B. Rowling

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).